Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

	Percentage	State of
	Owned	Incorporation

Sandy Spring Capital Trust I	100%	Delaware
Sandy Spring Bank	100%	Maryland
Sandy Spring Insurance Corporation(1)	100%	Maryland
Sandy Spring Mortgage Corporation(1)	100%	Maryland
The Equipment Leasing Company(1)	100%	Maryland

(1)  100% owned by Sandy Spring Bank